                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            Sound Source Interactive, Inc.
- --------------------------------------------------------------------------------
                                   (Name of Issuer)



                            Common Stock, par value $.001
- --------------------------------------------------------------------------------
                            (Title of Class of Securities)



                                      83608K 107
- --------------------------------------------------------------------------------
                                    (CUSIP Number)



                                  Allyn R. Burroughs
                               5075 Spyglass Hill Drive
                                 Las Vegas, NV  89122
- --------------------------------------------------------------------------------
                    (Name, address, and telephone number of Person
                  authorized to Receive Notices and Communications)



                                    August 3, 1996
- --------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   /  /

Check the following box if a fee is being paid with the statement.      /x/

CUSIP No. 83608K 107            SCHEDULE 13D                  Page 2 of 7 Pages

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               ASSI, Inc.
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                      (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

            WC
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         / /
     TO ITEMS 2(d) or 2(e)

- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
- -------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                    5,156,657
   PERSON WITH               --------------------------------------------------
                              (8) SHARED VOTING POWER

                                      None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                      5,156,657
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                      None
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,156,657
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       /  /
     SHARES*

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   55.3%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

              CO
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 83608K 107            SCHEDULE 13D                  Page 3 of 7 Pages

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               Louis Habash
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                      (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

            Not Applicable
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         / /
     TO ITEMS 2(d) or 2(e)

- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

- -------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                     None
   PERSON WITH               --------------------------------------------------
                              (8) SHARED VOTING POWER

                                      5,156,657
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                      None
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                      5,156,657
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,156,657
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       /  /
     SHARES*

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   55.3%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

              IN
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     3 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              STATEMENT ON SCHEDULE 13D


Item 1.  SECURITY AND ISSUER

         The title and class of equity securities to which this Schedule 13D (the "Schedule") relates is common stock, par value $.001 per share (the "Common Stock") of Sound Source Interactive, Inc., a Delaware corporation (the "Company"). The address of the Company is 2985 East Hillcrest Drive, Suite A, Westlake Village, California 91362.

Item 2.  IDENTITY AND BACKGROUND

         (a) ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") hereby file this Schedule pursuant to Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). Habash is the sole shareholder and a director of ASSI.

         The other directors of ASSI are Allyn R. Burroughs ("Burroughs") and Mark A. James ("James"). Burroughs is also an executive officer of ASSI.

         (b) The business address of ASSI and Habash is 375 East Harmon Avenue, Las Vegas, Nevada 89109. The business address of Burroughs is 5075 Spyglass Hill Drive, Las Vegas, Nevada 89122. The business address of James is 3763 Howard Hughes Parkway, Suite 350, Las Vegas, Nevada 89109.

         (c) Habash is a self-employed investor and the President of ASSI, an investment firm. Burroughs is the Vice President, Secretary and Treasurer of ASSI. James is a partner in the law firm of James, Driggs & Walsh.

         (d)-(e) During the last five years, none of ASSI, Habash, Burroughs or James has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Habash and James are citizens of the United States. Burroughs is a citizen of Canada.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         ASSI beneficially owns 5,156,657 shares of Common Stock. Of this amount, 5,116,657 are pursuant to warrants exercisable beginning October 1, 1996 and the remaining 40,000 shares are shares held of record by ASSI. The 40,000 shares were purchased from another shareholder of the Company in October 1995 for $200,000. Of the 5,116,657 warrants held by ASSI, 2,000,000 warrants were acquired in April 1996 in exchange for consulting

                                  Page 4 of 7 Pages
services provided by ASSI to the Company, and the balance was purchased as follows: (1) 1,100,000 warrants were purchased from the Company in October 1995 for $55,000 in connection with a private offering of notes and warrants by the Company, and (ii) 2,016,657 warrants were acquired in July 1996 upon conversion of $504,164 in principal and accrued interest on an outstanding loan by ASSI to the Company. All funds used to purchase the 40,000 shares and the purchased warrants were working capital funds of ASSI and it is expected that working capital funds would be used to exercise the warrants.

Item 4.  PURPOSE OF TRANSACTIONS.

         The shares of Common Stock and warrants purchased by ASSI were purchased as an investment based on the belief of ASSI that they provided an opportunity for long-term appreciation.

         (a) ASSI owns warrants to purchase 5,156,657 shares of Common Stock, which ASSI may exercise if the market price exceeds the exercise price thereof.

         (b)-(c)   None.

         (d) The Company is currently conducting a search for a new Chief Executive Officer. ASSI, Habash and James are assisting in that search.

         (e)- (j)  None.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Schedule, ASSI was the beneficial owner of 5,156,657 shares of Common Stock representing approximately 55.3% of the 9,324,948 shares of Common Stock (assuming shares issuable upon exercise of ASSI's warrants are outstanding) based upon the information contained in the Company's Registration Statement on Form SB-2 (Registration No. 33-80827). Of this amount, 5,116,657 shares are beneficially owned pursuant to warrants exercisable beginning October 1, 1996.

         As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI.

         Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

         (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 5,166,657 shares of Common Stock beneficially owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock held by ASSI.

                                  Page 5 of 7 Pages

         (c) On July 8, 1996, ASSI converted $504,164 in principal and accrued interest on an outstanding loan to the Company into a warrant to purchase 2,016,657 shares of Common Stock at $4.40 per share.

         (d)-(e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         ASSI is a party to a Consulting Agreement with the Company. Pursuant to that Consulting Agreement, ASSI has provided and is continuing to provide certain consulting services to the Company and received a warrant to purchase 2,000,000 shares of Common Stock from the Company in April 1996. Under that Agreement, ASSI has the right to appoint one designee to the Board of Directors of the Company. James is ASSI's designee, and he currently serves on the Board. In connection with that Agreement, ASSI has entered into a Voting Agreement with Vincent Bitetti and Eric Winston, under which Messrs. Bitetti and Winston agreed to vote their shares in favor of ASSI's nominee to the Board of Directors. In addition, under the Voting Agreement, ASSI has agreed to vote in favor of two nominees to the Board of Directors selected by Mr. Bitetti for so long as Mr. Bitetti owns at least 20% of the issued and outstanding shares of Common Stock of the Company, and one nominee selected by Mr. Bitetti for so long as he owns less than 20% but at least 10% of the issued and outstanding shares of Common Stock of the Company. The Voting Agreement terminates on the earlier of July 8, 2001 or such time as Messrs. Bitetti and Winston collectively are the beneficial owners of less than 10% of the issued and outstanding Common Stock of the Company. Messrs. Bitetti and Winston have granted irrevocable proxies to ASSI, and ASSI has granted an irrevocable proxy to Mr. Bitetti, consistent with the terms of the Voting Agreement.

         Under the Consulting Agreement, the Note Purchase Agreement dated
May 30, 1996 between the Company and ASSI, and a letter agreement dated June 28, 1996 between the Company and ASSI, the terms of the 5,116,657 warrants held by ASSI are identical to those of the Redeemable Warrants registered by the Company under the Act, except that (i) the ASSI warrants are exercisable beginning October 1, 1996, (ii) the ASSI warrants are not subject to any redemption rights of the Company, and (iii) the ASSI warrants are subject to separate registration rights, including one demand registration right and unlimited piggyback registration rights. Upon a transfer of any ASSI warrants to any nonaffiliate of ASSI, the terms of such transferred warrants will become identical to those of the Redeemable Warrants.

         James was appointed a director of the Company in July 1996. Under the Company's 1995 Stock Option Plan, each nonemployee director automatically receives an option to acquire 10,000 shares of Common Stock upon appointment. James has received an option to purchase 10,000 shares of Common Stock at $4.5625 per share, vesting 50% annually beginning July 10, 1997.

                                  Page 6 of 7 Pages

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.              Description of Exhibit
         -----------              ----------------------

         Exhibit 1: Consulting Agreement dated as of April 30, 1996 between ASSI, Inc. and Sound Source Interactive, Inc. is incorporated by reference to Exhibit 10.45 of the Registration Statement on Form SB-2 (No. 33-80827) filed with the Securities and Exchange Commission on December 22, 1995 (the "Registration Statement")
         Exhibit 2: Stockholder Voting Agreement dated as of April 30, 1996 by and among Vincent J. Bitetti, Eric H. Winston, ASSI, Inc. and Sound Source Interactive, Inc. (incorporated by reference to Exhibit 9.1 of the Registration Statement)
         Exhibit 3: Irrevocable Proxy of Vincent J. Bitetti to ASSI, Inc. dated April 30, 1996 (incorporated by reference to Exhibit 9.2 of the Registration Statement)
         Exhibit 4: Irrevocable Proxy of Eric H. Winston to ASSI, Inc. dated April 30, 1996 (incorporated by reference to Exhibit 9.3 of the Registration Statement)
         Exhibit 5: Irrevocable Proxy of ASSI, Inc. to Vincent J. Bitetti dated April 30, 1996 (incorporated by reference to Exhibit 9.4 of the Registration Statement)
         Exhibit 6: Note Purchase Agreement dated as of May 30, 1996 between ASSI, Inc. and Sound Source Interactive, Inc. (incorporated by reference to Exhibit 10.48 of the Registration Statement
         Exhibit 7: Letter Agreement dated June 28, 1996 between ASSI, Inc. and Sound Source Interactive, Inc.
         Exhibit 8: Stock Option Agreement dated August 1, 1996 between Sound Source Interactive, Inc. and Mark A. James.

                                      SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 1996           ASSI, INC.


                                  By:  /s/ Louis Habash, President
                                      --------------------------------------
                                       Louis Habash, President


                                  /s/ Louis Habash
                                  ------------------------------------------
                                  Louis Habash

                                  Page 7 of 7 Pages

                                                                       EXHIBIT 7
                                      ASSI, INC.
                               5075 SPYGLASS HILL DRIVE
                                 LAS VEGAS, NV  89122


                                    June 28, 1996


Sound Source Interactive, Inc.
2985 East Hillcrest Drive, Suite A
Westlake Village, CA  91362

Dear Sirs:

    The undersigned is payee on a convertible promissory note from Sound Source Interactive, Inc., a Delaware corporation (the "Company"), dated May 30, 1996 and in the principal amount of $500,000 (the "Note"). The Note was issued pursuant to a Note Purchase Agreement dated May 30, 1996 between the Company and the undersigned (the "Agreement"). The undersigned hereby exercises its right pursuant to, and on the terms and conditions set forth in, Section 2 of the Agreement to convert all principal and interest on the Note into warrants (the "Conversion Warrants") substantially the same as the warrants being sold to the public (the "Public Warrants") in the Company's initial public offering of securities (the "Public Offering") pursuant to registration on a Form SB-2 Registration Statement (Registration No. 33-80827).

    The undersigned also is the holder of (i) a 2,000,000 share warrant dated April 30, 1996 (the "Consulting Warrants") issued pursuant to a Consulting Agreement dated as of April 30, 1996 between the Company and the undersigned (the "Consulting Agreement") and (ii) a 1,100,000 share warrant issued in a 1995 private financing by the Company (the "Private Warrants"). The Consulting Warrants and the Private Warrants are convertible into Public Warrants upon consummation of the Public Offering.

    This letter will constitute our agreement that, notwithstanding anything to the contrary contained in the Conversion Warrants, the Public Warrants received upon conversion of the Consulting Warrants, or the Public Warrants received upon conversion of the Private Warrants (collectively, the "ASSI Warrants"), or the warrant agreement governing the ASSI Warrants, the following terms shall apply to each of the ASSI Warrants:

    (i) The ASSI Warrants shall not be subject to any redemption rights of the Company;

    (ii) The ASSI Warrants will be entitled to separate registration rights that are identical to the registration rights of the undersigned set forth in the Consulting Warrants; and

Sound Source Interactive, Inc.
June 28, 1996
Page 2


    (iii) The ASSI Warrants shall be exercisable at any time on or after October 1, 1996.

    Please indicate your agreement with the terms of this letter agreement in the space provided below.

                                  Very truly yours,

                                  ASSI, INC., a Nevada corporation


                                  By:   /s/Louis Habash
                                       -------------------------------
                                       Louis Habash, President

ACKNOWLEDGED AND AGREED:

SOUND SOURCE INTERACTIVE, INC.,
a Delaware corporation


By:  /s/Eric Winston
   -----------------------------

                                                                       EXHIBIT 8

               1995 STOCK OPTION PLAN OF SOUND SOURCE INTERACTIVE, INC.

                                STOCK OPTION AGREEMENT

    THIS STOCK OPTION AGREEMENT (this "Agreement") is made by and between SOUND SOURCE INTERACTIVE, INC., a Delaware corporation (the "Company"), and Mark A. James (the "Optionee"), as of the date set forth on the signature page hereto.

                                   R E C I T A L S

    A. The Board of Directors of the Company (the "Board") and the stockholders of the Company have established the 1995 Stock Option Plan of the Company (the "Plan"), for the purpose of providing to employees and directors of the Company and others an opportunity to acquire shares of the Company's $.001 par value common stock (the "Shares"); and

    B. The Board of Directors or the Stock Option Committee of the Company's Board of Directors (the "Committee") appointed to administer the Plan has determined that it would be to the advantage and best interest of the Company and its shareholders to grant the Non-Qualified Stock Option or Incentive Stock Option provided for herein (the "Option") to the Optionee as an inducement to remain in the service of the Company and as an incentive for increased efforts during such service, and has advised the Company thereof and instructed it to issue the Option.

    NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

                                      ARTICLE I

                                     DEFINITIONS

    Whenever the following terms are used in this Agreement, they shall have the meaning specified below unless the context clearly indicates to the contrary. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Plan. The masculine pronoun shall include the feminine and neuter, and the singular the plural, where the context so indicates.

SECTION 1.1 - COMPANY

    "Company" shall mean Sound Source Interactive, Inc., a Delaware corporation. In addition, "Company" shall mean any corporation assuming, or issuing new employee stock options in substitution for the options outstanding under the Plan, in a transaction to which Section 425(a) of the Code applies.

SECTION 1.2 - OPTION

    "Option" shall mean the option to purchase $.001 par value Common Stock of the Company granted under this Agreement.

SECTION 1.3 - SECRETARY

    "Secretary" shall mean the Secretary of the Company.

SECTION 1.4 - SECURITIES ACT

    "Securities Act" shall mean the Securities Act of 1933, as amended.

                                      ARTICLE II

                                   GRANT OF OPTION

SECTION 2.1 - GRANT OF OPTION

    In consideration of the Optionee's agreement to render faithful and efficient services to the Company and for other good and valuable consideration, on the date set forth on the Signature Page hereof (the "Date of Grant"), the Company irrevocably grants to the Optionee the option to purchase any part or all of an aggregate of the number of Shares set forth on the Signature Page hereof and upon the terms and conditions set forth in this Agreement.

SECTION 2.2 - PURCHASE PRICE

    The purchase price of the Shares covered by the Option shall be the amount set forth on the Signature Page hereof and shall be without commission or other charge (the "Purchase Price").

SECTION 2.3 - RESERVATION OF RIGHTS

    Nothing in the Plan or in this or any Stock Option Agreement shall confer upon the Optionee any right to continue in the employ of the Company or any Subsidiary or shall interfere with or restrict in any way the rights of the Company and its Subsidiaries, which are hereby expressly reserved, to discharge the Optionee at any time for any reason whatsoever, with or without cause.

SECTION 2.4 - ADJUSTMENTS IN OPTION

    In the event that the outstanding Shares subject to the Option are changed into or exchanged for a different number or kind of shares of the Company or other securities of the Company by reason of merger, consolidation, recapitalization, reclassification, stock split up, stock dividend or combination of shares, the Board of Directors or the Committee shall make an appropriate and equitable adjustment in the number and kind of shares as to which the Option, or portions thereof then unexercised, shall be exercisable, to the end that after such event the Optionee's proportionate interest shall be maintained as before the occurrence of such event. Such adjustment in the Option shall be made without change in the total price applicable to the unexercised portion of the Option (except for any change in the aggregate price resulting from rounding-off of share quantities or prices) and with any necessary corresponding adjustment in the Purchase Price. Any such adjustment made by the Board of Directors or the Committee shall be final and binding upon the Optionee, the Company and all other interested persons.

                                     ARTICLE III

                               PERIOD OF EXERCISABILITY

SECTION 3.1 - COMMENCEMENT OF EXERCISABILITY

    (a) The Option shall become exercisable in cumulative installments as set forth on the signature page hereto.

    (b) Excluding Saturdays, Sundays and nationally recognized holidays, if the Optionee is absent from employment for any reason other than vacation for an aggregate period exceeding 60 days during the annual period between the Date of Grant and the First Anniversary Date or any successive Anniversary Date and the following Anniversary Date, then the latter Anniversary Date shall be postponed by the number of all such days of absence. This paragraph (b) shall not apply to Optionees who are directors but not employees of the Company.

SECTION 3.2 - DURATION OF EXERCISABILITY

    The installments provided for in Section 3.1 are cumulative. Each such installment which becomes exercisable pursuant to Section 3.1 shall remain exercisable until the expiration date set forth on the signature page of this Agreement or until it becomes unexercisable under the Plan, whichever is sooner.

SECTION 3.3 -  ASSUMPTION OF OPTION; ACCELERATION OF
               EXERCISABILITY

    In the event of the merger or consolidation of the Company with or into another corporation, or the acquisition by another corporation or person of all or substantially all of the Company's assets or 80% or more of the Company's then outstanding voting stock, or the liquidation or dissolution of the Company, such Option shall be assumed or an equivalent option substituted by any successor corporation of the Company. The Company undertakes to make reasonable and adequate provision for such assumption or substitution of the Option upon or in connection with such merger, consolidation, acquisition, liquidation, or dissolution. The Committee may also, in its absolute discretion and upon such terms and conditions as it deems appropriate, by resolution adopted prior to such event, provide that at some time prior to the effective date of such event this Option shall be exercisable as to all of the Shares covered hereby, notwithstanding that this Option may not yet have become fully exercisable under
Section 3.1.

SECTION 3.4 - OPTION NOT TRANSFERABLE

    Neither the Option nor any interest or right therein or part thereof shall be liable for the debts, contracts or engagements of the Optionee or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law, by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect; provided, however, that this Section 3.4 shall not prevent transfers of the Option upon the death of the Optionee as provided in the Plan.

                                      ARTICLE IV

                                  EXERCISE OF OPTION

SECTION 4.1 - PERSON ELIGIBLE TO EXERCISE

    During the lifetime of the Optionee, only he or she may exercise the Option or any portion thereof. After the death of the Optionee, any exercisable portion of the Option may, prior to the time when the Option becomes unexercisable, be exercised by his or her beneficiary specified on the Signature Page hereto or, in the case of his unavailability by any person empowered to do so under the Optionee's will or under the then applicable laws of descent and distribution, as more fully provided in the Plan.

SECTION 4.2 - PARTIAL EXERCISE

    Any exercisable portion of the Option or the entire Option, if then wholly exercisable, may be exercised in whole or in part at any time prior to the time when the Option or portion thereof becomes unexercisable under the Plan; provided, however, that each partial exercise shall be for not less than 100 Shares (or minimum installment set forth in Section 3.1, if a smaller number of Shares) and shall be for whole Shares only.

SECTION 4.3 - MANNER OF EXERCISE

    The Option, or any exercisable portion thereof, may be exercised solely by delivery to the Secretary or the Secretary's office of all of the following prior to the time when the Option or such portion becomes unexercisable under the Plan:

    (a) Notice in writing signed by the Optionee or the other person then entitled to exercise the Option or portion thereof, stating that the Option or portion thereof is thereby exercised, such notice complying with all applicable rules established by the Committee; and

    (b) (i) Full payment (in cash or by check) for the Shares with respect to which such Option or portion is exercised; or

         (ii) Shares of any class of the Company's stock owned by the Optionee duly endorsed for transfer to the Company with a Fair Market Value on the date of delivery equal to the aggregate Purchase Price of the Shares with respect to which such Option or portion is thereby exercised; or

         (iii) With the consent of the Committee, a full recourse promissory note bearing interest (at least such rate as shall then preclude the imputation of interest under the Code or any successor provision) and payable upon such terms as may be prescribed by the Committee. The Committee may also prescribe the form of such note and the security to be given for such note. No Option may, however, be exercised by delivery of a promissory note or by a loan from the Company when or where such loan or other extension of credit is prohibited by law; or

         (iv) Any combination of the consideration provided in the foregoing subsections (i), (ii), and (iii); and

    (c) Full payment to the Company of all amounts which, under federal, state or local law, it is required to withhold upon exercise of the Option; and

    (d) In the event the Option or portion thereof shall be exercised pursuant to Section 4.1 by any person or persons other than the Optionee, appropriate proof of the right of such person or persons to exercise the Option shall be provided to the Company as provided in the Plan.

SECTION 4.4 - CONDITIONS TO ISSUANCE OF STOCK CERTIFICATES

    The Shares deliverable upon the exercise of the Option, or any portion thereof, may be either previously authorized but unissued Shares or issued Shares which have then been reacquired by the Company. Such Shares shall be fully paid and non-assessable. The Company shall not be required to issue or deliver any certificate or certificates for Shares purchased upon the exercise of the Option or portion thereof prior to fulfillment of all of the following conditions:

    (a) The completion of any registration or other qualification of such Shares under any state or federal law or under rulings or regulations of the Securities and Exchange Commission or of any other governmental regulatory body, which the Board of Directors or Committee shall, in its absolute discretion, deem necessary or advisable;

    (b) The obtaining of any approval or other clearance from any state or federal governmental agency which the Board of Directors or Committee shall, in its absolute discretion, determine to be necessary or advisable;

    (c) The payment to the Company of all amounts which, under federal, state or local law, it is required to withhold upon exercise of the Option; and

    (d) The lapse of such reasonable period of time following the exercise of the Option as the Board of Directors or Committee may from time to time establish for reasons of administrative convenience.

SECTION 4.5 - RIGHTS AS STOCKHOLDER

    The holder of the Option shall not be, nor have any of the rights or privileges of, a stockholder of the Company in respect of any Shares purchasable upon the exercise of any part of the Option unless and until certificates representing such Shares shall have been issued by the Company to such holder.

                                      ARTICLE V

                                   OTHER PROVISIONS

SECTION 5.1 - ADMINISTRATION

    The Board of Directors or Committee shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Board of Directors or Committee in good faith shall be final and binding upon the Optionee, the Company and all other interested persons. No member of the Board of Directors or Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the Option. In its absolute discretion, the Board of Directors may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan and this Agreement.

SECTION 5.2 - SHARES TO BE RESERVED

    The Company shall at all times during the term of the Option reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of this Agreement.

SECTION 5.3 - NOTICES

    Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of its Secretary, and any notice to be given to the Optionee shall be addressed to him or her at the address set forth on the Signature Page hereof. By a notice given pursuant to this Section 5.3, either party may hereafter designate a different address for delivery of notices. Any notice which is required to be given to the Optionee shall, if the Optionee is then deceased, be given to the Optionee's designated beneficiary (or, in case of his unavailability, his personal representative if such representative has previously informed the Company of his status and address by written notice under this Section 5.3). Any notice shall be deemed duly given when enclosed in a properly sealed envelope or wrapper addressed as aforesaid and deposited (with postage prepaid) in a post office or branch post office regularly maintained by the United States Postal Service.

SECTION 5.4 - TITLES

    Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

SECTION 5.5 - CONSTRUCTION

    This Agreement shall be administered, interpreted, and enforced under the laws of the State of Delaware.

                                    SIGNATURE PAGE

               1995 STOCK OPTION PLAN OF SOUND SOURCE INTERACTIVE, INC.

    Incentive Option
- ---

 X  Non-qualified Option
- ---

Purchase Price:              $4.5625 per share

Number of Shares:            10,000

Vesting:                     5,000 shares on July 10, 1997; and
                             5,000 shares on July 10, 1998

Expiration:                  July 31, 2006

Designated Beneficiary:      ______________
(in case of death)

    I have read the Stock Option Agreement indicated above which was adopted for use in connection with the 1995 Stock Option Plan. As Optionee, I hereby agree to all of the terms of the Agreement.

Date of Grant:     August 1, 1996      MARK JAMES
                                       Optionee Name


                                       _____________________________

                                       _____________________________
                                                 Address

                                       Optionee Social Security
                                       Number or Taxpayer
                                       Identification Number:

                                       _____________________________

                                       _____________________________
                                             Optionee Signature

The Company hereby agrees to all of the terms of the Agreement.

                                       SOUND SOURCE INTERACTIVE, INC.


                                       By: __________________________

                                       Its: _________________________